RENHUANG PHARMACEUTICALS, INC.

No. 218, Taiping, Taiping District
Harbin, Heilongjiang Province,
P.R. China 150050

October 30, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4720
Washington D.C. 20549
United States of America

Attention:  Ms. Sasha Parikh

Re:	Renhuang Pharmaceuticals, Inc.
Item 4.02 Form 8-K
Filed October 1, 2009
File No. 00-24512

Dear Ms. Parikh:

Reference is hereby made to the above filing for Renhuang Pharmaceuticals, Inc.(the “Company”). The Company also acknowledges the comment letter from the Securities and Exchange Commission (the “Commission”) dated October 13, 2009 which was received in full on October 22, 2009. The Company was originally scheduled to respond within 5 business days of the receipt of the full comment letter. However, in consultation with the auditor, MSPC, the Company needs further time to work with the auditor to ensure the accuracy of the response to the comment letter and corresponding amendment to Form 8-K. Therefore, the Company respectfully requests an extension until November 13, 2009 to file the response and the amendment to Form 8-K with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the Company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sasha Parikh
Securities and Exchange Commission

Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Attn: Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.

Sincerely yours,

RENHUANG PHARMACEUTICALS, INC.

By:   /s/ Shaoming Li
Name: Shaoming Li
Title: Chairman, President and Chief Executive Officer